(As filed October 12, 2000)

File No. 70-____

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549

FORM U-1
APPLICATION OR DECLARATION
UNDER THE
PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
WPS Resources Corporation
Wisconsin Public Service Corporation
700 North Adams Street
Green Bay, Wisconsin 54301

(Names of companies filing this statement and
               addresses of principal executive offices)

WPS Resources Corporation
        (Name of top registered holding company parent)

Larry L. Weyers
Chairman, President and Chief Executive Officer
WPS Resources Corporation
700 North Adams Street
Green Bay, Wisconsin 54301
                 (Name and address of agent for service)

The Commission is requested to send copies of all notices, orders and communications in connection with this Application/Declaration to:

Michael S. Nolan
Foley & Lardner
777 East Wisconsin Avenue
Milwaukee, Wisconsin 53202

Item 1. Description of Proposed Transaction.

Introduction

     A. WPS Resources Corporation ("WPSR") is a holding company exempt from registration under the Public Utility Holding Company Act of 1935, as amended (the "Act"), pursuant to section 3(a)(1) thereof and Rule 2 thereunder. Its public utility subsidiaries are Wisconsin Public Service Corporation ("WPSC"), Upper Peninsula Power Company ("UPPCO") and Wisconsin River Power Company ("WRPC"). The principal executive offices of WPSR, WPSC and UPPCO are located at 700 North Adams Street, Green Bay, Wisconsin 54301. The principal executive office of WRPC is located at 610 High Street, Wisconsin Rapids, WI 54494. American Transmission Company LLC (the "Transco"), which is described in further detail below, is a Wisconsin limited liability company which was formed on June 12, 2000 with Wisconsin Electric Power Company ("WEPCO"), a subsidiary of Wisconsin Energy Corporation ("WEC"), Wisconsin Public Power Inc. ("WPPI") and ATC Management Inc., a Wisconsin corporation formed on June 12, 2000 (the "Corporate Manager"), as its initial members. The principal executive offices of the Transco and the Corporate Manager are currently located at 231 W. Michigan Street, Milwaukee, Wisconsin 53203. The Commission, in HCAR No. 27206 (Aug. 2, 2000), authorized, among other things, Wisconsin Power and Light Company ("WPL") to become a member of the Transco and to acquire shares of the Corporate Manager.

     B. WPSC is engaged principally in the generation, purchase, distribution and sale of electric power in northeastern and central Wisconsin and in a portion of the upper peninsula of Michigan. WPSC is also engaged in the purchase, distribution and sale of natural gas in northeastern and central Wisconsin and in a portion of the upper peninsula of Michigan. As of December 31, 1999, WPSC provides retail electric service to approximately 388,000 customers and retail gas service to approximately 230,000 customers. WPSC provides wholesale electric service to various customers including municipal utilities, rural electric cooperatives, energy marketers, other investor-owned utilities and a municipal joint action agency.

     C. WPSC is subject to regulation as a public utility as to retail electric and gas rates, service rules, issuance of securities, construction of new facilities, transactions with affiliates and various other matters by the Public Service Commission of Wisconsin (the "Wisconsin Commission"). WPSC is subject to regulation as a public utility as to retail electric and gas rates by the Michigan Public Service Commission (the "Michigan Commission"). It is also subject to regulation by the Federal Energy Regulatory Commission ("FERC"). The Nuclear Regulatory Commission ("NRC") regulates WPSC in connection with its ownership interest in the Kewaunee Nuclear Power Plant. WPSC is also a holding company by virtue of its ownership of an interest in WRPC and is exempt from registration under the Act pursuant to Section 3(a)(2) thereof and Rule 2 thereunder.

     D. WPSC owns and operates a transmission system comprising 124 miles of 345 kV transmission facilities, 318.83 miles of 138 kV transmission facilities, 470 miles of 115 kV transmission facilities, and 467 miles of 69 kV transmission facilities and associated substations and real property interests (the "WPSC Transmission Assets").

     E. At and for the twelve months ended June 30, 2000, WPSR's consolidated assets, operating revenue and net income (all in thousands) were $2,095,918, $1,320,676 and $67,359, respectively. At and for the twelve months ended June 30, 2000, WPSC's assets, operating revenue and net income (all in thousands) were $1,402,348, $120,536 and $72,028, respectively

     F. Applicants request authorization for (i) WPSC or a wholly-owned limited liability company of which WPSC is the sole member ("WPSC-NEWCO") to receive, directly or indirectly, a proportionate share of Transco in exchange for the transfer of the WPSC Transmission Assets to the Transco, such proportionate share to be based on the book value of its transmission assets contributed relative to that contributed by other member utilities, (ii) WPSC to purchase an as yet undetermined number of Class A shares of the Corporate Manager;(1) and (iii) WPSC to purchase one Class B share of the Corporate Manager.(2) Because of limitations imposed by the WPSC mortgage indenture, WPSC proposes to effect the transfer of the WPSC Transmission Assets to the Transco, with instructions to the Transco to issue member units to a newly-created limited liability company ("WPSC-NEWCO") to be owned by WPSC. Therefore, WPSC also requests authorization to form WPSC-NEWCO and to acquire all of WPSC-NEWCO's membership interests in exchange for one or more cash payments to WPSC-NEWCO. Upon issuance of the Transco's member units to WPSC-NEWCO, WPSC-NEWCO will pay to the trustee under the WPSC mortgage indenture cash in an amount approximately equal to WPSC's corresponding cash payment to WPSC-NEWCO for WPSC-NEWCO's member units. WPSC also will transfer to the Transco from time to time additional transmission assets which are under construction or proposed to be constructed through the end of 2004 in exchange for additional Transco member units to be issued to WPSR or a subsidiary thereof.

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(1) The final percentage ownership interest as well as the definitive number of Transco member units and Corporate Manager Class A Shares to be acquired will depend upon the actual participants in the Transco and the Contribution Value (as defined below) of the transmission assets transferred to the Transco by such participants.

(2)  WPSC will pay a purchase price for these Class A and Class B Corporate Manager shares of $10 per share.

Transco Legislation

     G. In 1999, the state of Wisconsin enacted legislation which facilitates the formation of the Transco as a for-profit, single-purpose transmission company.(3) The Transco will charge a single system-wide average network rate to be phased in over five years in accordance with the Transco Legislation, and a single system-wide average point-to-point rate for "through and out service" under an open access transmission tariff filed with the FERC on July 31, 2000. Key benefits of the Transco include the elimination of rate "pancaking" among the Transco members' multiple transmission systems; one-stop shopping for transmission and wholesale distribution service over multiple transmission systems; the reduction of operational barriers within the Transco service area; and the transfer of ownership of the transmission assets from vertically integrated utilities that will facilitate unbundling. These benefits are in keeping with the goals of the Transco Legislation and FERC policies. The Transco Legislation, among other things, encourages public utility affiliates of Wisconsin holding companies, including WPSC, to transfer ownership of their transmission assets to the Transco by beneficially adjusting the calculation of an existing limit on the amount of unregulated (or non-utility) investments the holding company system can make, after the transfer of assets to the Transco.(4) The Transco will be managed by the Corporate Manager. All Transco participants will ultimately own direct or indirect interests in the Transco and the Manager in proportion to the book value of the transmission assets or cash each participant contributes to the Transco. Transmission-dependent utilities, as defined by the Transco Legislation, that participate in the Transco will purchase their interests for cash in proportion to their 1999 Wisconsin load ratio shares. Tax exempt transmission-dependent entities that participate in the Transco, such as WPPI,(5) will purchase their interests for cash at a price that will keep the other participants whole,(6) as explained below.

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(3)  1999 Wisconsin Act 9, Sections 2335tr to 2335uh (Assembly Amendment to Assembly Subcommittee Amendment 1 to 1999 Assembly Bill 133) (the "Transco Legislation").

(4)  Section 196.485(5) of the Wisconsin Statutes. This investment cap applies to any holding company system that owns a Wisconsin public utility. Generally, Wisconsin law limits the amount of assets that all non-utility affiliates in a holding company system may own to an amount equal to 25% of the assets owned by all of the electric public utility affiliates within that system. Section 196.795(6m)(b) of the Wisconsin Statutes. The Transco Legislation permits an electric utility within a holding company system to exclude certain energy related "eligible assets" (as defined in the Wisconsin Utility Holding Company Act) from the calculation of non-utility assets that count towards the 25% asset cap if, among other things, each electric utility within a holding company system that owns transmission assets in Wisconsin transfers all of those transmission assets to the Transco before January 1, 2001 and each electric utility within that holding company system petitions, by June 30, 2000, the Wisconsin Commission and the FERC for authority to transfer operational control of all of its transmission facilities in Wisconsin and the surrounding states to the Midwest independent system operator. For purposes of the Transco Legislation, the term "eligible assets" includes assets of a non-utility affiliate used to, among other things, generate or transmit gas, oil, electricity or steam energy; provide energy management services; provide energy-related customer services; recover, produce energy from, or process waste materials; provide telecommunication services; provide environmental engineering services; and manufacture or sell products that filter, pump or process water or other fluids. All such assets in the WPSR System will thus not count towards the investment cap if, among other things, WPSC participates in the Transco in accordance with the Transco Legislation.

(5)  WPPI is a municipal electric company owned by 30 Wisconsin municipalities that operate electric utilities. These utilities supply electric power to more than 100,000 customers in Wisconsin and purchase all of their electric requirements from WPPI. WPPI was created pursuant to Wisconsin legislation and is a non-profit, political division of the state. Section 66.073 of the Wisconsin Statutes.

(6)  Alternatively, the Transco participants may agree on special allocations of certain tax elements, rather than adjust the purchase price to be paid by such tax exempt entities.

     H. The Transco Legislation obligates the Transco to construct, operate, maintain and expand its transmission facilities to provide adequate, reliable transmission services for a single, system-wide rate for the use of its system under an open access transmission tariff (the "Transco OATT") that has been filed with the FERC. The Transco Legislation directs that the Transco support robust competition in energy markets, extend no favoritism to any participant and meet the transmission needs of all participants. Under the provisions of the Transco Legislation, the Transco will transfer the operational control of its transmission facilities to the Midwest Independent System Operator, Inc. (the "Midwest ISO") when the Midwest ISO becomes operational. It is presently expected that this transfer will occur on or about November 1, 2001.

     I. It is expected that the participants in the Transco and the Corporate Manager will include, in addition to WPSC, WEPCO, Edison Sault Electric Company ("ESE") (a WEC subsidiary with operations solely in Michigan's Upper Peninsula that is subject to regulation by the Michigan Commission), WPPI, Wisconsin Power and Light Company ("WPL"), South Beloit Water, Gas & Electric Company ("South Beloit") (a WPL affiliate with operations solely in Illinois that is subject to regulation by the Illinois Commerce Commission (the "Illinois Commission") and Madison Gas & Electric Company ("MGE").(7) All utilities participating in the Transco are referred to herein as "Member Utilities". Other entities, both within and outside of Wisconsin, may, in the future, decide to become members of the Transco. Member Utilities intend to contribute their transmission assets to the Transco on or about January 1, 2001(the "Operations Date").(8) The transmission systems of the Member Utilities are interconnected at various points and essentially all operate as part of the same reliability and planning council -- the Mid-America Interconnected Network, Inc. ("MAIN").(9) MAIN promotes coordinated planning, construction, operation, maintenance and use of generation and transmission facilities by its members. The Member Utilities' transmission systems were also planned and built on a coordinated basis pursuant to the Wisconsin "advance planning law" in effect from 1975 until 1997.

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(7)  The Corporate Manager will also initially own less than a 1% interest in the Transco.

(8)  The Transco Legislation currently contemplates that the transfer of the transmission assets will occur by the Operations Date. Indeed, the Transco Legislation requires WPSC to commit to transfer its transmission assets to the Transco by January 1, 2001 in order for WPSR to obtain relief from the Wisconsin non-utility asset cap applicable to Wisconsin public utility holding companies described in note 4 above. Moreover, it is not clear how a failure to effect such transfer by the Operations Date would impact WPSR's position with respect to such asset cap calculation. Accordingly, the Member Utilities are proceeding under the assumption that Transco operation will begin on the Operations Date and are therefore making all of the requisite FERC filings to have the Transco OATT effective as of such date.

(9)  ESE is part of the East Central Area Reliability (ECAR) but is expected to become part of MAIN by January 1, 2001.

Transco Operations and Organization

     J. The Transco will have the exclusive duty to provide transmission service in geographic areas formerly served by the Transco members. The Transco will not, however, have that duty in areas where control of transmission facilities has been directly transferred to the Midwest ISO. Wisconsin law prohibits the Transco from directly serving retail customers and from bypassing distribution systems.

     K. It is expected that the transmission-owning Member Utilities and the Transco will enter into one or more agreements ("O&M Agreements") pursuant to which the Member Utilities will provide the Transco with "reasonable and cost effective operations and maintenance services" for at least the first three years after the Operations Date in accordance with the Transco Legislation.(10) The Member Utilities and the Transco will also enter into one or more service agreements ("Service Agreements") pursuant to which the Member Utilities will provide the Transco with certain services not covered by the O&M Agreements. Additionally, the Member Utilities and the Transco will enter into a System Operating Agreement ("System Operating Agreement") pursuant to which the Transco will provide, among other things, ancillary services and control area operations at FERC-approved rates. Any services provided or received by WPSR, WPSC or any other WPSR affiliate pursuant to the foregoing agreements will be provided at cost, unless otherwise authorized or directed by appropriate governmental or regulatory authority in accordance with Rules 90 and 91 under the Act.(11)

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(10)  Section 196.485 (3m)(a)1.b. of the Wisconsin Statutes.

(11)  The definitive terms of certain of the above-referenced agreements are still being developed. Provision may be made for certain services between the Transco and affiliates of WPSR including WPSC, to be rendered at market rates, without regard to cost.

     L. In accordance with the Transco Legislation, all transmission-owning Member Utilities will transfer all transmission assets to the Transco on the Operations Date. For purposes of establishing relative shares, the transmission assets will be valued at their Contribution Value, defined as original cost less accumulated deprecation, as adjusted on a dollar-for-dollar basis for deferred taxes, excess deferred taxes and deferred investment tax credits. The resulting shares will then be adjusted based on various factors and the level of participation by transmission-dependent utilities which may acquire member units in the Transco for cash based upon their 1999 Wisconsin load share ratios. It is expected that WPSC's Contribution Value at December 31, 2000 will be approximately $63 million and its initial interest in the Transco will approximate 12.62%. This ownership percentage may fluctuate based on various factors, including the number of participants in the Transco.

     M. WPPI, and any other transmission-dependent tax-exempt entity that participates in the Transco, will also be members of the Transco, but may not be contributing transmission assets. Because the participation of tax-exempt entities like WPPI will reduce the transmission revenue otherwise received by the Transco,(12) such entities will purchase their interests for a price that is designed to keep the other participants whole. It is anticipated that funds received from WPPI and any other tax-exempt Transco member will be used to fund outlays necessary to pay start-up costs and construction work-in-progress or be used as cash working capital. The tax-exempt purchase price will be recalculated annually such that all tax-exempt participants will be required to make additional cash contributions (or receive a refund of any "over contributed" funds) to mitigate the impact of tax exempt entities' participation on the returns achieved by the other transmission contributing participants.

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(12)  Based on FERC precedent with respect to natural gas pipelines, the revenue requirement reflected in the Transco's FERC petition includes provision for income taxes payable by its members with respect to Transco income. The participation of any tax exempt entity in the Transco will reduce that revenue requirement and therefore each tax-exempt Transco member must make contributions to the Transco to make up for the diminished return of the other members. Under certain circumstances, the Transco participants may be required to agree on special allocations of certain tax elements, rather than adjust the purchase price to be paid by such tax exempt entities.

     N. The Corporate Manager will manage the Transco, and will employ all personnel necessary to operate the Transco. All costs and expenses of the Corporate Manager will be treated as Transco expenses. The Transco members will enter into an agreement (the "Operating Agreement") which will govern the activities of the Transco.

     O. In accordance with the Transco's Operating Agreement, the Member Utilities will not be permitted to sell their interests in the Transco for a period of three years following the Operations Date, with certain exceptions.(13) After the three year period expires, any Transco interest may be freely transferred, subject to any applicable legal constraints. The Member Utilities may exchange all or a portion of their Transco member units for shares in the Corporate Manager on a one-for-one basis at any time after the three years or, if earlier, one year after an initial public offering by the Corporate Manager.

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(13)  Interest may be transferred to another Member Utility or to a person who is and remains 100% directly or indirectly owned by the Member Utility selling its interest or the related holding company.

     P. No Member Utility will be obligated to make any additional capital contributions to the Transco or the Corporate Manager; however, there may be optional contributions if a majority of the Corporate Manager's directors determine that such additional capital is appropriate. The Operating Agreement will establish a target dividend rate of 80% of the Transco's earnings, subject to adjustment.

     Q. Member Utilities may also purchase shares of the Corporate Manager, for cash, in proportion to their percentage interests in the Transco. It is expected that WPSC will pay $10 per share for an approximate 13% interest in the Corporate Manager. The Corporate Manager will have two classes of stock: Class A and Class B. WPSC will receive approximately 13%, or 1,300 shares, of the nonvoting Class A shares. Additionally, each Member Utility, including WPSC, will receive one Class B voting share.(14) Each holder of a Class B share will be entitled to appoint one of the Corporate Manager's directors. All Class B shares will convert into Class A shares on the earlier of (i) the ownership by the Corporate Manager of more than 50% of the Transco interests or (ii) the tenth anniversary of the Operations Date, unless the Corporate Manager's Board of Directors elects to override the conversion. Class A shares will become voting shares upon the conversion of Class B shares to Class A shares or after the Corporate Manager commences a public offering of its stock. Following the public offering, the Class A shareholders will have the right to elect a majority of the Board of Directors and the Class B shareholders will elect a minority of the directors, but each owner of a Class B share will continue to have the right to appoint one of the Corporate Manager's directors.

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(14)  Neither South Beloit nor ESE will receive shares in the Corporate Manager.

     More detailed information regarding the financing and governance of the Transco and the Corporate Manager is contained in the August 15, 2000 application of Wisconsin Power & Light Co., SEC File No. 70-9735

Transferred Properties

     R. WPSC proposes to transfer its ownership and control of its Transmission Assets to the Transco. The Transco will acquire WPSC transmission facilities that operate at voltages of generally 345 kV, 138 kV, 115 kV, and 69 kV. The WPSC Transmission Assets proposed to be transferred include:

  Transmission lines (including towers, poles and conductors) and transmission substations;
  Transformers providing transformation within the bulk transmission system and between the bulk and area transmission systems;
  Lines providing connections to generation sources and step-up (plant) substations;
  Radial taps from the transmission system up to, but not including, the facilities that establish the final connection to distribution facilities or retail customers;
  Substations that provide primarily a transmission function; and
  Voltage control devices and power flow control devices directly connected to the transmission system.

     It is expected that, as of December 31, 2000, the original cost of the WPSC Transmission Assets will be approximately $139 million. The net book value (original cost less accumulated depreciation) of the WPSC Transmission Assets at December 31, 2000 is expected to be approximately $70 million.

     S. The facilities WPSC will transfer to the Transco do not include distribution facilities used to provide retail service or generation facilities. Distribution facilities include all facilities with voltages below 50 kV, including the final circuit connection to substations providing transformation or connection to any retail customer regardless of voltage level.

     T. WPSC currently provides FERC jurisdictional transmission service to certain customers over distribution facilities operated at voltages of less than 50 kV. The Transco will continue the provision of such services as WPSC's agent. Consequently, transmission customers that use WPSC's distribution system will, in the future, be able to secure from the Transco all necessary transmission services over WPSC's current transmission and distribution system.

     U. The Transco is under a statutory mandate to transfer operational control of its jurisdictional facilities to the Midwest ISO. Prior to the transfer, the Transco will have operational control of the transmission system contributed by Wisconsin utilities; provide ancillary services; operate an Open Access Same-Time Information System ("OASIS") in conformance with FERC Order No. 889; and administer the Transco OATT. The Transco also will be responsible for the maintenance of the transmission facilities under its ownership and control and will assume responsibility for transmission system planning. After the transfer to the Midwest ISO, the Transco will make changes to its OATT to accommodate operational differences between the Transco and the Midwest ISO OATT.

     V. WPSC will enter into a bill of sale, deeds, easement assignments and other documentation with the Transco governing the conveyance of the WPSC Transmission Assets. The WPSC Transmission Assets transferred to the Transco under the bill of sale will include WPSC's rights and interest in any contracts under the WPSC Open Access Transmission Tariff (the "WPSC OATT").

     W. In addition to the assets from WPSC, it is expected that the Transco will also acquire transmission assets from MGE, WEPCO, WPL, South Beloit and ESE. The Transco is also expected to acquire the incidental transmission facilities of transmission-dependent utilities, such as WPPI's member municipal utilities. The Transco will assign a nominal value of $10 to each unit of membership interest initially issued in exchange for transmission assets.

     X. The Transco will offer ancillary services under the Transco's OATT. Because the Transco will own no generating facilities, it will purchase ancillary services from third parties and resell such services under its OATT. The Transco expects to enter into agreements to purchase must-run and ancillary services from generators in the control areas of WEPCO, WPL, WPS and MGE. The Transco will contract for must-run operations and ancillary services with the generators located in its control area and connected to its transmission system. In accordance with Wisconsin law, the Transco will not engage in the purchase and sale of energy other than to obtain necessary ancillary services required by its customers.

     Y. Upon receipt of necessary regulatory approvals, the Transco will begin providing open access transmission service under its OATT to those existing open access customers currently served by WPSC under the existing WPSC OATT and to any other eligible customer requesting transmission service from the Transco. WPSC will become a transmission customer of the Transco under the Transco's transmission tariff. Where WPSC is responsible for providing transmission service under agreements or tariffs predating FERC Order No. 888 ("grandfathered agreements"), the Transco will make its transmission system available under the Transco OATT in order to provide transmission service to customers under the grandfathered agreements.

Item 2. Fees, Commissions and Expenses.

     The fees, commissions and expenses incurred or to be incurred in connection with the transactions proposed herein will be filed by amendment.

Item 3. Applicable Statutory Provisions.

     Sections 9(a) and 10 of the Act apply to the proposed transactions.

     When the transmission assets of the Member Utilities are transferred from the Member Utilities to the Transco, the Transco, and the Corporate Manager, by virtue of its ownership interest in, and management of, the Transco, will each become an "electric utility company" as defined in Section 2(a)(3) of the Act as well as a "public utility company" as defined in Section 2(a)(5) of the Act. For purposes of this Application, the Applicants have assumed that the Commission will consider the Corporate Manager to be a "public utility company." However, the Applicants reserve the right to make a future filing demonstrating that the Corporate Manager should not be considered to be a public utility company. Because WPSR and WPSC will be directly or indirectly acquiring the securities of the Transco and the Corporate Manager, the transactions contemplated herein will be subject to Section 9(a) of the Act. Thus, Applicants believe that the proposed transactions cannot proceed without the Commission's approval pursuant to Section 10 of the Act. The relevant statutory standards to be satisfied are set forth in Sections 10(b), 10(c) and 10 (f) of the Act.

A. SECTION 10(b)

     Section 10(b) of the Act provides that, if the requirements of Section 10(f) are satisfied, the Commission shall approve an acquisition under Section 9(a) unless the Commission finds that:

(1) such acquisition will tend towards interlocking relations or the concentration of control of public-utility companies, of a kind or to an extent detrimental to the public interest or the interest of investors or consumers;

(2) in case of the acquisition of securities or utility assets, the consideration, including all fees, commissions, and other remuneration, to whomsoever paid, to be given, directly or indirectly, in connection with such acquisition is not reasonable or does not bear a fair relation to the sums invested in or the earning capacity of the utility assets to be acquired or the utility assets underlying the securities to be acquired; or

(3) such acquisition will unduly complicate the capital structure of the holding company system of the applicant or will be detrimental to the public interest or the interest of investors or consumers or the proper functioning of such holding company system.

     1. Section 10(b)(1). The proposed transactions will not tend towards interlocking relations or the concentration of control of public utility companies, of a kind or to an extent detrimental to the public interest or the interest of investors or consumers.

     The Corporate Manager will initially have a ten member Board of Directors. While five directors will be appointed by the Member Utilities, four directors will be independent, as mandated by the Transco Legislation. The remaining director will be the chief executive officer of the Corporate Manager. The employees of the Transco and the Corporate Manager will not be employees of any of the Member Utilities. Therefore, any interlocking relations will be minimal.

     Similarly, the proposed transactions will not tend toward any "concentration of control of public-utility companies" that is detrimental to the public interest, consumers or investors. The end result of the formation of the Transco will not be the concentration of control over the Wisconsin transmission system, but rather the dilution of control. There will be at least five Member Utilities with input, through the Corporate Manager, over decisions as to the management and operation of the Transco's transmission assets. One of the Member Utilities -- WPPI -- currently has no such input. Indeed, the creation of the Transco will encourage competition, rather than concentrate control.

     2. Section 10(b)(2) - (a) Fairness of Consideration. Section 10(b)(2) of the Act requires the Commission to determine whether the consideration in connection with a proposed acquisition of securities is reasonable and whether it bears a fair relation to the investment in and the earning capacity of the utility assets underlying the securities being acquired. All transmission assets that will be transferred to the Transco will be valued based on the same methodology. This methodology is generally mandated by the Transco Legislation, and the specifics have been arrived at as the result of arms-length negotiations among all of the Member Utilities, subject to the review and approval of the Wisconsin Commission. Applicants further believe that such consideration bears a fair relation to the investment in and the earning capacity of the transmission assets to be transferred because it is based on the Contribution Value of those assets. Because the Transco's rates will also be subject to FERC approval, it can be expected that those rates (which will largely also be based on the same Contribution Value) will permit the Transco to earn a fair return on them as well. This being the case, all Member Utilities, including WPSC, can expect to earn a fair return on their investment.

     (b) Reasonableness of Fees. An estimate of the fees and expenses to be paid in connection with the proposed transactions is set forth in Item 2 hereof. The estimated amounts to be paid are fees required to be paid to governmental bodies, fees for necessary professional services, and other expenses incurred or to be incurred in connection with carrying out the proposed transactions. Applicants believe that such fees and expenses are reasonable and customary for a transaction of this kind, and that the standards of Section 10(b)(2) are thus satisfied.

    3. Section 10(b)(3) - Capital Structure. Section 10(b)(3) requires that the Commission determine whether the proposed transactions will unduly complicate WPSR's capital structure or will be detrimental to the public interest, the interests of investors or consumers or the proper functioning of WPSR's system. The corporate capital structure of WPSR after the consummation of the proposed transactions will not be unduly complicated.

The ownership structure of the Corporate Manager and the Transco has been designed to simplify management of the Transco and to facilitate public investment in the Transco enterprise through a public offering of stock in the Corporate Manager, such stock being more attractive to investors than would be the equivalent LLC interests in the Transco. Although such structure introduces an additional corporate layer into the WPSR system, the Transco and the Corporate Manager will, as a practical matter, actually function as one entity. The Corporate Manager has been introduced simply to make public investment in the Transco enterprise more "investor-friendly". In any event, as set forth more fully in this Application/Declaration, the proposed formation of the new transmission company is expected to result in benefits to the public and to consumers and investors of the WPSR holding company system.

B. SECTION 10(c)

Section 10(c) of the Act provides that:

Notwithstanding the provisions of subsection (b), the Commission shall not approve:

(1) an acquisition of securities or utility assets, or of any other interest, which is unlawful under the provisions of Section 8 or is detrimental to the carrying out of the provisions of Section 11; or

(2) the acquisition of securities or utility assets of a public utility or holding company unless the Commission finds that such acquisition will serve the public interest by tending towards the economical and efficient development of an integrated public utility system . . . .

     1. Section 10(c)(1). Consistent with the standards set forth in Section 10(c)(1) of the Act, the proposed acquisition of securities will not be unlawful under the provisions of Section 8 of the Act, or detrimental to the carrying out of the provisions of Section 11 of the Act.

     Section 8 prohibits a registered holding company or any of its subsidiaries from acquiring, owning interests in or operating both a gas utility company and an electric utility company serving substantially the same area if prohibited by state law, and is thus not applicable to the transactions contemplated herein which only involve electric utility assets.

     Section 11(a) of the Act requires the Commission to examine the corporate structure of registered holding companies to ensure, among other things, that unnecessary complexities are eliminated and voting powers are fairly and equitably distributed. As discussed above, the Transco/Corporate Manager ownership structure has been designed to facilitate public investment in the Transco enterprise and is therefore not unnecessarily complex. Moreover, voting powers have been fairly allocated among the Transco participants. Accordingly, the proposed transactions meet the standards of Section 11(a) of the Act.

     2. Section 10(c)(2). As the following discussion will demonstrate, the proposed transactions will serve the public interest by tending towards the economical and efficient development of an integrated public utility system, as required by Section 10(c)(2) of the Act.

     (a) Efficiencies and Economies. As described more fully above, the proposed transactions tend towards the following efficiencies and economies: (i) greater corporate and organizational separation of transmission from generation; and (ii) by tying together control, planning, maintenance and financial responsibilities for the Member Utilities' transmission facilities into a single company having an independent, streamlined and cost-efficient operation, synergies will be created that result in better service in the region and non-discriminatory access for all transmission users will be assured.

     (b) Integrated Public Utility System. As applied to electric utility companies, the term "integrated public utility system" is defined in Section 2(a)(29)(A) of the Act as:

a system consisting of one or more units of generating plants and/or transmission lines and/or distributing facilities, whose utility assets, whether owned by one or more electric utility companies, are physically interconnected or capable of physical interconnection and which under normal conditions may be economically operated as a single interconnected and coordinated system confined in its operation to a single area or region, in one or more states, not so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation.

     The Commission has previously taken notice of developments that have occurred in the gas and electric industries in recent years, and has interpreted the Act and analyzed proposed transactions in light of these changed and changing circumstances. See, e.g., American Electric Power Co., HCAR No. 27186 (Jun. 14, 2000) ("AEP Order"); New Century Energies, Inc., HCAR No. 26748 (Aug. 1, 1997) (approving transactions relating to combination of a Colorado gas and electric utility company and intrastate exempt holding company and a New Mexico electric utility company), citing Hearing on Regulation of Public Utility Holding Companies Before Subcomm. on Telecommunications and Finance and Subcomm. on Energy and Power of the House of Representatives Comm. on Commerce, 104th Cong., 1st Sess. (Aug. 4, 1995) (testimony of Arthur Levitt, Chairman, SEC). See also Rust v. Sullivan, 500 U.S. 173, 186-87 (1991) ("an agency is not required to' establish rules of conduct to last forever,'" "but rather must be given ample latitude to 'adapt [its] rules and policies to the demands of changing circumstances.'") (citations omitted); Shawmut Assn. v. SEC, 146 F.2d 791, 796-97 (1st Cir. 1945) (an agency "is expected to treat experience not as a jailer but as a teacher").

On the basis of the statutory definition above, the Commission has established four standards that must be met before the Commission will find that an integrated public utility system will result from a proposed transaction:

(1) the utility assets of the system are physically interconnected or capable of physical interconnection;

(2) the utility assets, under normal conditions, may be economically operated as a single interconnected and coordinated system;

(3) the system must be confined in its operations to a single area or region; and

(4) the system must not be so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation.

Environmental Action, Inc. v. SEC, 895 F.2d 1255, 1263 (9th Cir. 1990), quoting In re Electric Energy, Inc., 38 S.E.C. 658, 668 (1958).

     The proposed transactions satisfy all four of these requirements. In examining proposed transactions to determine whether the integration requirements have been satisfied, the Commission has "interpreted the Act and analyzed transactions in the light of . . . changed and changing circumstances." AEP Order. Applicants believe that the Transco Legislation, as well as the recent FERC Order No. 2000, both of which strongly encourage transmission company formation, constitute such changing circumstances which the Commission should consider when evaluating the proposed transactions.

     PHYSICAL INTERCONNECTION. In view of the above, the facts presented clearly support a finding that the utility assets of the Transco will be "physically interconnected or capable of physical interconnection" within the meaning of Section 2(a)(29)(A) of the Act once the transactions contemplated herein are completed. Indeed, as discussed in paragraph I of Item 1, the utility assets to be owned by the Transco are already physically interconnected.

     SINGLE INTERCONNECTED AND COORDINATED SYSTEM. Section 2(a)(29)(A) of the Act requires that the utility assets, under normal circumstances, may be "economically operated as a single interconnected and coordinated system." The Commission has interpreted this language to refer to the physical operation of utility assets as a system in which, among other things, the generation and/or flow of current within the system may be centrally controlled and allocated as need or economy directs. See UNITIL Corp., HCAR No. 25524 (Apr. 24, 1992). As discussed above, the transmission assets that will be transferred to the Transco will be operated in a manner that satisfies the standard of economic and coordinated operations in Section 2(a)(29)(A) of the Act. Moreover, the proposed transactions are expected to result in greater coordination and more efficient allocation of the provision of transmission services within the area served by the Transco.

     SINGLE AREA OR REGION. The "single integrated system" of the Transco will initially be the central and eastern portions of the State of Wisconsin and small adjacent areas of the Michigan Upper Peninsula and Illinois. Through the membership of additional transmission-owning utilities, the Transco's system may grow to include other parts of Wisconsin and portions of other Midwestern states.

     LOCALIZED MANAGEMENT, EFFICIENT OPERATION AND EFFECTIVE REGULATION. The creation of the Transco will not impair localized management, efficient operation or effective regulation by reason of its size. Moreover, the Commission's past decisions on "localized management" show that the proposed transactions fully preserve the advantages of localized management. In such cases, the Commission has evaluated localized management in terms of: (i) responsiveness to local needs, see American Electric Power Co., HCAR No. 20633 (July 21, 1978)(advantages of localized management evaluated in terms of whether an enlarged system could be "responsive to local needs"); General Public Utilities Corp., 37 S.E.C. 28, 36 (1956)(localized management evaluated in terms of "local problems and matters involving relations with consumers"); (ii) whether management and directors were drawn from local utilities, see Centerior Energy Corp., HCAR No. 24073 (April 29, 1986) (advantages of localized management would not be compromised by the affiliation of two electric utilities under a new holding company because the new holding company's "management [would be] drawn from the present management" of the two utilities); (iii) the preservation of corporate identities, see Northeast Utilities, HCAR No. 25221 (December 21, 1990) (utilities "will be maintained as separate New Hampshire corporations . . . [t]herefore the advantages of localized management will be preserved"); Columbia Gas System, Inc., HCAR No. 24599 (March 15, 1988)(benefits of local management maintained where the utility to be added would be a separate subsidiary); and (iv) the ease of communications, see American Electric Power Co., HCAR No. 20633 (July 21, 1978)(distance of corporate headquarters from local management was a "less important factor in determining what is in the public interest" given the "present-day ease of communications and transportation"). These elements will all be satisfied here. The Transco is being created in response to local needs. The Wisconsin legislature has determined that the Transco will improve electric service in Wisconsin. Each local utility will elect one director to the Corporate Manager's board of directors. Each Member Utility will continue to exist after the transmission assets are transferred to the Transco. Finally, communication between the Transco and its members will flow easily.(15)

__________

(15)In addition under the Transco Legislation, the Transco and/or the Midwest ISO are obligated, to the maximum extent practicable, to "eliminate [ ] advantages in electric generation, wholesale and retail markets that are otherwise related to ownership, control or operation of transmission facilities" and "[s]atisf[y]the reasonable needs of transmission users in this state for reliable, low-cost and competitively priced electric service. " Section 196.485(3)(c) of the Wisconsin Statutes.

C. SECTION 10(f)

Section 10(f) provides that

The Commission shall not approve any acquisition as to which an application is made under this section unless it appears to the satisfaction of the Commission that such State laws as may apply in respect of such acquisition have been complied with, except where the Commission finds that compliance with such State laws would be detrimental to the carrying out of the provisions of section 11.

     As discussed above, the Transco is being created pursuant to, and in accordance with, Wisconsin law. WPSC is preparing an application with the Wisconsin Commission.(a copy of the application is attached hereto as Exhibit D-3). Thus, the requirements of Section 10(f) are satisfied.

Item 4. Regulatory Approvals.

     WPSC filed an application with FERC seeking authorization to transfer the WPSC Transmission Assets to the Transco. The Transco has also filed an application with the FERC seeking approval of the Transco OATT. In addition, the Wisconsin Commission, must approve certain aspects of the transactions which are the subject of this application. WPSC has notified the Michigan Public Service Commission of the asset transfer and will file the final accounting entries with the Michigan Commission within six months after the transfer as required. No other state commissions and, other than this Commission, no other federal commission, has jurisdiction over the transactions which are the subject of this application. In addition, it is expected that other Member Utilities will make the requisite state, FERC and Commission applications with respect to certain aspects of the transactions discussed herein.

Item 5. Procedure.

     The Commission is requested to publish a notice under Rule 23 with respect to the filing of this Application/Declaration as soon as practicable. The applicants request that the Commission's Order be issued as soon as practicable after the notice period and in any event not later than December 1, 2000 in order to accommodate a closing before December 15, 2000. This will facilitate WPSC meeting the January 1, 2001 deadline contemplated by the Transco Legislation for commencement of Transco operations and the timely completion of the transmission asset transfers. The applicants further request that there should not be a 30-day waiting period between issuance of the Commission's order and the date on which the order is to become effective, hereby waive a recommended decision by a hearing officer or any other responsible officer of the Commission, and consent that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order, unless the Division opposes the matters proposed herein.

Item 6. Exhibits and Financial Statements.

     A. - Exhibits.

A-1	Form of Articles of Organization of the Transco. --Incorporated by reference to Alliant Energy SEC File No. 70-9695.
A-2	Form of Operating Agreement of the Transco. -- Incorporated by reference to Alliant Energy SEC File No. 70-9695.
A-3	Form of Articles of Incorporation of the Corporate Manager. -- Incorporated by reference to Alliant Energy SEC File No. 70-9695.
A-4	Form of By-laws of the Corporate Manager. -- Incorporated by reference to Alliant Energy SEC File No. 70-9695.
A-5	Form of Articles of Organization of WPSC-NEWCO.*
A-6	Form of Operating Agreement of WPSC-NEWCO.*
B-1	Form of O and M Agreements. -- Incorporated by reference to Exhibit B-1 to be filed by amendment in WPL SEC File No. 70-9735.
B-2	Form of Services Agreements. -- Incorporated by reference to Exhibit B-2 be filed by amendment in WPL SEC File No. 70-9735.
B-3	Form of System Operating Agreement. -- Incorporated by reference to Exhibit B-3 to be filed by amendment in WPL SEC File No. 70-9735.
B-4	Form of Agency Agreement. -- Incorporated by reference to Exhibit B-4 to be filed by amendment to WPL SEC File No. 70-9735.
C	Not Applicable.
D-1	Application of WPSC to the FERC.*
D-2	Order of the FERC regarding WPSC Application.*
D-3	Application of WPSC to Public Service Commission of Wisconsin.*
D-4	Order of Public Service Commission of Wisconsin regarding WPSC.*
D-5	Application of the Transco to the FERC. -- Incorporated by reference to Exhibit D-11 to be filed by amendment in WPL SEC File No. 70-9735.
D-6	Order of the FERC regarding Transco Application. -- Incorporated by reference to Exhibit D-12 to be filed by amendment in WPL SEC File No. 70-9735.
D-7	Notification to Michigan Public Service Commission.*
F-1	Opinion of Foley & Lardner.*
G	Not Applicable.
H	Form of Notice.*
I	Description and valuation of transferred assets.*

* To be filed by amendment.

B. Financial Statements.

1.1	Balance Sheet of WPSR and consolidated subsidiaries, as of June 30, 2000 (incorporated by reference to the Quarterly Report on Form 10-Q of WPSR for the quarter ended June 30, 2000) (File No. 1-113317).

1.2	Statement of Income of WPSR and consolidated subsidiaries for the period ended June 30, 2000(incorporated by reference to the Quarterly Report on Form 10-Q of WPSR for the quarter ended June 30, 2000) (File No. 1-113317).

1.3	Balance Sheet of WPSC, as of June 30, 2000 (incorporated by reference to the Quarterly Report on Form 10-Q of WPSC for the quarter ended June 30, 2000) (File No. 1-3016).
1.4	Statement of Income of WPSC for the period ended June 30, 2000 (incorporated by reference to the Quarterly Report on Form 10Q of WPSC for the quarter ended June 30, 2000) (File No. 1-3016).

Item 7. Information as to Environmental Effects.

     None of the matters that are the subject of this Application or Declaration involve a "major federal action" nor do they "significantly affect the quality of the human environment" as those terms are used in section 102(2)(C) of the National Environmental Policy Act. The transaction that is the subject of this Application or Declaration will not result in changes in the operation of the Applicants that will have an impact on the environment. The Applicants are not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the transactions that are the subject of this Application or Declaration.

SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this Application or Declaration filed herein to be signed on their behalf by the undersigned thereunto duly authorized.

WPS Resources Corporation

By: /s/ Barth J. Wolf
Name: Barth J. Wolf
Title: Secretary and Manager-Legal Services

Wisconsin Public Service Corporation

By: /s/ Barth J. Wolf
Name: Barth J. Wolf
Title: Secretary and Manager-Legal Services

Date: October 12, 2000